U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM U-9C-3




                     QUARTERLY REPORT PURSUANT TO RULE 58 OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                For the quarterly period ended September 30, 1999



                           New Century Energies, Inc.
                      (Name of Registered Holding Company)

                    1225 17th Street, Denver, Colorado 80202
                    (Address of Principal Executives Offices)

              Inquires concerning this Form U-9C-3 may be directed
                                   to either:

                                Teresa S. Madden
                                   Controller
                           New Century Energies, Inc.
                           1225 17th Street, Suite 500
                                Denver, CO 80202
                                 (303) 294-2338

                                       or

                                William M. Dudley
                            Associate General Counsel
                           New Century Energies, Inc.
                           1225 17th Street, Suite 600
                                Denver, CO 80202
                                 (303) 294-2500

                           NEW CENTURY ENERGIES, INC.
                                   FORM U-9C-3
                    For the Quarter Ended September 30, 1999

                                Table of Contents

                                                                           Page

Item 1.  Organization Chart                                                  1

Item 2.  Issuances and Renewals of Securities and Capital Contributions      1

Item 3.  Associated Transactions                                             2

Item 4.  Summary of Aggregate Investment                                     3

Item 5.  Other Investments                                                   3

Item 6.  Financial Statements and Exhibits                                   3

SIGNATURE                                                                    4

Item 1. - ORGANIZATION CHART

                                        Energy or                                           Percentage of
          Name of                       Gas Related       Date of           State of            Voting                Nature
          Reporting                     Related           Organi-            Organi-          Securities                of
          Company                       Company           zation             zation              Held                 Business
          -------                       -------           ------             ------              ----                 --------
New Century Energies, Inc.(a)
  NC Enterprises, Inc. (a)
   New Century-Cadence, Inc. (a)     Energy-related       August 28, 1997       CO                100%         Holds energy-related
                                                                                                                company
     Cadence Network, LLC            Energy-related       September 3, 1997     DE             33 1/3%         Energy management and
                                                                                                                consulting services;
                                                                                                                also brokering and
                                                                                                                marketing of energy
                                                                                                                commodities
   The Planergy Group, Inc.(a)       Energy-related       January 2, 1990       TX                100%         Holds energy-related
                                                                                                                companies
     Planergy, Inc. (a)              Energy-related       August 19, 1977       TX                100%         Energy management and
                                                                                                                consulting services
     Planergy Services, Inc. (a)     Energy-related       July 30, 1987         DE                100%         Energy management and
                                                                                                                consulting services

-----------------------
(a) Directly and/or indirectly holds securities in energy-related companies.

                  Narrative Description of Activities for Reporting Period

New Century Cadence, Inc. - Exclusively in business of holding interest in Cadence Network, LLC. Cadence Network, LLC provides a single source for both energy management services and products designed to lower energy costs for national companies that operate at multiple locations.

The Planergy Group, Inc. and subsidiaries - The Planergy Group, Inc. consists of two principal operating subsidiaries providing energy management, consulting and demand side management services to industrial, commercial, utility and municipal customers. The operating subsidiaries consist of Planergy, Inc. and Planergy Services, Inc. Other subsidiaries that were acquired are inactive or have no significant operations or employees.

Item 2. - Issuances and Renewals of Securities and Capital Contribution

CAPITAL CONTRIBUTIONS:

Company                          Company                    Amount of
Contributing                     Receiving                  Capital
Capital                          Capital                    Contribution
-------                          -------                    ------------

New Century-Cadence, Inc.        Cadence Network, LLC       $222,000

Item 3. - ASSOCIATED TRANSACTIONS

Part I. - Transactions performed by reporting companies on behalf of associate companies.

Reporting   Associate
Company     Company     Types of    Direct      Indirect     Cost        Total
Rendering   Receiving   Services    Costs       Costs        of          Amount
Services    Services    Rendered    Charged     Charged      Capital     Billed
--------    --------    --------    -------     -------      -------     ------

NONE

Part II. - Transactions performed by associate companies on behalf of reporting companies.

Reporting   Associate
Company     Company     Types of    Direct      Indirect     Cost        Total
Rendering   Receiving   Services    Costs       Costs        of          Amount
Services    Services    Rendered    Charged     Charged      Capital     Billed
--------    --------    --------    -------     -------      -------     ------

NONE

Item 4. - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:      (in thousands)

   Total consolidated capitalization as of
     September 30, 1999                       $ 5,598,941                 Line 1

   Total capitalization multiplied by 15%
   (Line 1 multiplied by 0.15)                    839,841                 Line 2

   Greater of $50 million or line 2                             $839,841  Line 3

   Total current aggregate investment:
   (categorized by major line of
    energy-related business)
      Energy management services (Category I)      27,830
        Total current aggregate investment                        27,830  Line 4
                                                                  ------

   Difference between the greater of $50
     million or 15% of capitalization and
     the total aggregate investment of the
     registered holding company system                          $812,011  Line 5
     (line 3 less line 4)                                       ========

Investments in gas-related companies:

NONE


Item 5. - OTHER INVESTMENTS

Major Line       Other              Other                  Reason for
of Energy-       Investment         Investment             Difference
Related          in Last            in This                 in Other
Business         U-9C-3 Report      U-9C-3 Report          Investment
--------         -------------      -------------          ----------

NONE


Item 6. - FINANCIAL STATEMENTS AND EXHIBITS

A.   Financial Statements:

      Exhibit A-1 Financial statements of Cadence Network, LLC for the quarter ended September 30, 1999 - filed under confidential treatment pursuant to Rule 104(b).

      Exhibit A-2 Financial statements of the Planergy Group and subsidiaries for the quarter ended September 30, 1999 - filed under confidential treatment pursuant to Rule 104(b).

B.   Exhibits:

      NONE

                                    SIGNATURE

      The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.


                                                      New Century Energies, Inc.



                                                      By /s/ Teresa S. Madden
                                                          Teresa S. Madden
                                                          Controller


November 29, 1999

With the above signature, I also certify that the corresponding report on Form U-9C-3 for the second quarter of 1999 was filed with New Century Energies, Inc.'s interested state commissions whose names and addresses are listed below.

Public Utilities Commission of the State of Colorado
1580 Logan Street
Denver, CO  80203

Public Service Commission of Wyoming
Hansen Building, Suite 300
2515 Warren Avenue
Cheyenne, WY  82002

Public Utility Commission of Texas
1701 N. Congress Avenue
Austin, Texas  78711

New Mexico Public Regulation Commission
224 E. Palace Avenue
Santa Fe, NM  87503

Kansas Corporation Commission
1500 SW Arrowhead Road
Topeka, KS  66604

Oklahoma Corporation Commission
2101 N. Lincoln Blvd., Suite 130
Oklahoma City, OK  73105